Exhibit 99.1

Icon Energy Corp. Provides Update on Corporate Matters and Announces Reverse Stock Split to Maintain NASDAQ Listing

ATHENS, GREECE, March 28, 2025 (GLOBE NEWSWIRE) – Icon Energy Corp. (Nasdaq: ICON) (the “Company” or “Icon”), an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, announced today (i) an update on certain corporate matters and (ii) that its board of directors (the “Board”) has determined to effect a 1-for-40 reverse stock split (the “Reverse Stock Split”) of the Company’s issued common shares par value $0.001 (the “Common Shares”), effective at the opening of trading on April 1, 2025.

Update on certain corporate matters
On January 24, 2025, the Company announced the closing of its $12.0 million public offering of units containing Common Shares and warrants to purchase Common Shares (the “Warrants”), as set forth in more detail in the Company’s registration statement on Form F-1 (File No. 333-284370) filed with the U.S. Securities and Exchange Commission (“SEC”) and declared effective by the SEC on January 23, 2025.

The Company updates investors that, as of March 27, 2025, 99.99% of the Warrants have been exercised.

Reverse stock split
The Reverse Stock Split will be effective, and the Common Shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market, at the opening of trading on April 1, 2025, under the existing trading symbol “ICON.” The new CUSIP number for the Common Shares following the Reverse Stock Split will be Y4001C 206.

When the Reverse Stock Split becomes effective, every 40 issued and outstanding Common Shares will be automatically converted into 1 issued and outstanding Common Share without any change in (i) the par value per share or (ii) the total number of Common Shares the Company is authorized to issue.

Background and Purpose
The Company received a written notification from The Nasdaq Stock Market dated March 7, 2025, indicating that because the closing bid price of the Company’s Common Shares was below $1.00 per share for 30 consecutive trading days, from January 23, 2025, to March 6, 2025, the Company is no longer in compliance with Nasdaq Listing Rule 5550(a)(2). The applicable grace period to regain compliance is 180 days, or until September 3, 2025. In the event the Company does not regain compliance within that period but meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period.

Notwithstanding the foregoing grace period, the Company would receive a Staff Delisting Determination under Nasdaq Listing Rule 5810(c)(3)(A) subjecting, unless appealed, the Common Shares to immediate suspension and delisting, if the Common Shares have a closing bid price at or below $0.10 for ten consecutive trading days.

The closing bid price of the Common Shares has been at or below $0.10 for six consecutive trading days, from March 20, 2025, to March 27, 2025. Therefore, the Board has determined that the Reverse Stock Split is in the best interest of the Company and its shareholders as a means to alleviate this uncertainty and maintain the Company’s Nasdaq listing.

The Reverse Stock Split is being effected with the intention to (i) increase the market price of the Company’s Common Shares, (ii) maintain compliance with Nasdaq Listing Rule 5810(c)(3)(A), and (iii) regain compliance with Nasdaq Listing Rule 5550(a)(2). The Company is in compliance with all other Nasdaq Capital Market continued listing standards.

Details
The Reverse Stock Split will not (i) affect any shareholder’s ownership percentage of Common Shares (except as a result of the cancellation of fractional shares), (ii) have any direct impact on the market capitalization of the Company, or (iii) modify any voting rights or other terms of the Common Shares. As of March 27, 2025, the Company had 87,410,311 outstanding Common Shares, which will be reduced to approximately 2,185,257 Common Shares, to be adjusted for cancellation of any fractional shares.

No fractional shares will be created or issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares because their pre-split holdings of Common Shares are not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the shareholder would otherwise be entitled, multiplied by the closing price of the Common Shares on the Nasdaq Capital Market on March 31, 2025.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the Reverse Stock Split reflected in their accounts on or after April 1, 2025. Such beneficial holders may contact their bank, broker, or nominee for more information.

The Company’s shareholders approved and granted the Board the authority to implement one or more reverse stock splits within a range of split ratios, at the Company’s Annual Meeting of Shareholders held on March 17, 2025. Additional information can be found in the Company’s proxy statement filed with the SEC on February 28, 2025, a copy of which is available at www.sec.gov.

About Icon Energy Corp.
Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its Common Shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Cautionary Note Regarding Forward-Looking Statements
This communication contains “forward-looking statements,” including with respect to Nasdaq compliance and a reverse stock split. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: statements regarding the completion of the Reverse Stock Split; the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information
Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com